Exhibit 21.1

List of Subsidiaries of The Vita Coco Company, Inc.
As of December 31, 2023

Legal Name	Jurisdiction of Incorporation or Organization
All Market Europe Limited	United Kingdom
All Market Consumer SL	Spain
Vita Coco France SAS	France
Coco Cafe, Inc.	Delaware
All Market Singapore Pte Ltd	Singapore
Coco Community Pte Ltd	Singapore
AMI Runa Ecuador LLC	Delaware LLC, domiciled in Ecuador
Vita Coco Japan, LLC (GK)	Japan
Vita Coco Korea Ltd	South Korea
Vita Coco APAC Limited	Hong Kong
Vita Coco Mexico, S. DE R.L. DE C.V.	Mexico
All Market Canada Inc.	Canada
AMI Runa U.S. LLC	Delaware